UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BIOTELEMETRY, INC.

(Name of Subject Company)

BIOTELEMETRY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090672106

(CUSIP Number of Class of Securities)

Cody Wm. Cowper

Vice President, Legal & Corporate Secretary

BioTelemetry, Inc.

1000 Cedar Hollow Road

Malvern, Pennsylvania 19355

(610) 729-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

M. Adel Aslani-Far

Matthew W. Miller

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

(212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2020 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by BioTelemetry, Inc., a Delaware corporation (“BioTelemetry” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by Davies Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser, Parent and Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Philips”), with the SEC on December 23, 2020, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of BioTelemetry (the “Shares”) at a purchase price of $72.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2020, and in the related Letter of Transmittal, copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 4. The Solicitation or Recommendation.

The information set forth in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

(a)	Deleting the fourth full paragraph on page 15 under the heading “(i) Background of Offer and Merger” and replacing such text with the following:

“On November 17, 2020, Mr. Capper called Mr. Jakobs to communicate the Board’s position that the revised proposal remained inadequate from a financial perspective, that the Board believed that a price in the $70s per share was more appropriate, and that the Company was not, on the basis of the revised $62.50 proposal, prepared to move to full confirmatory due diligence. Mr. Capper then described in general terms some potential future value drivers for the Company that he believed could provide Philips with the necessary additional information to further improve its proposal such as anticipated growth in the Company’s population health management business, driven by a potential exclusive agreement with a significant customer, and anticipated favorable Medicare reimbursement rates for certain of the Company’s services.”

(b)	Deleting the first full paragraph on page 17 under the heading “(i) Background of Offer and Merger” and replacing such text with the following:

“On December 3, 2020, representatives of BioTelemetry sent to Philips’ management BioTelemetry’s revised financial forecast, which reflected the positive impact of the 2021 Medicare reimbursement schedule that had only recently been released by the Centers for Medicare & Medicaid Services (“CMS”), resulting in higher forecasted Adjusted EBITDA for 2021 through 2025.”

(c)	Deleting the table and related footnotes on page 25 under the heading “(iii) Certain Financial Projections” and replacing such table and footnotes with the following:

“

	LTM(1)	2020E	2021E	2022E	2023E	2024E	2025E
Total Revenue	$444.9	$447.3	$527.9	$598.1	$681.8	$785.7	$916.5
Net Income (GAAP)	$21.9	$28.3	$51.3	$74.2	$94.9	$119.9	$152.8
Total Cash Flow From Operations		$101.5	$137.6	$158.0	$172.4	$200.7	$238.6
Free Cash Flow(2)		$65.0	$95.7	$112.0	$121.7	$145.0	$177.2
Unlevered Free Cash Flow(2)		$67.5	$97.4	$112.9	$121.9	$145.0	$177.3
Stock Based Compensation	$14.6	$14.7	$15.6	$16.5	$17.5	$18.5	$19.6
Adjusted EBITDA(3)	$121.2	$118.0	$147.0	$180.9	$214.3	$253.5	$303.3
Net Debt(4)	$62.8	$62.5	$(33.0)	$(145.0)	$(266.7)	$(411.7)	$(588.9)

Note: $ in millions.

(1)	LTM is calculated as the last twelve months as of October 31, 2020.

(2)

Free Cash Flow is calculated as estimated Total Cash Flow From Operations, less estimated capital expenditures, and Unlevered Free Cash Flow is calculated as Free Cash Flow plus estimated interest expense. Free Cash Flow and Unlevered Free Cash Flow are non-GAAP measures.

(3)	Adjusted EBITDA is defined as earnings before income and taxes (EBIT) plus stock-based compensation, depreciation and amortization and other non-cash charges. Adjusted EBITDA is a non-GAAP measure.

(4)	Net Debt is calculated as estimated Total Debt less estimated Total Cash. Net Debt is a non-GAAP measure.

”

(d)

Deleting the second full paragraph on page 28 under the heading “(iv) Opinion of Raymond James & Associates, Inc.”, including the headings “—Industry Reference Companies” and “—Financial Profile Reference Companies” and the bulleted lists thereunder that immediately follow such second full paragraph, and replacing such text with the following:

“Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of 17 selected companies that have securities that were publicly traded on exchanges in the United States. Twelve of the public companies were selected based on product, technology or end-market characteristics including: (a) develop patient monitoring or atrial fibrillation technologies or provide health-related services that Raymond James deemed relevant to BioTelemetry or (b) provide clinical research services and have an enterprise value (which Raymond James defined as fully-diluted equity value, calculated using the treasury stock method, plus debt, preferred equity and non-controlling interests, less cash and cash equivalents, marketable securities and restricted cash) less than $10.0 billion (collectively, the “Industry Reference Companies”), and five of the companies were selected based on certain industry, revenue growth and profitability characteristics including: selected public medical technology companies that Raymond James deemed relevant to BioTelemetry that have LTM revenue between $100 million and $1.5 billion, calendar year (“CY”) 2020 estimated (“E”) and CY 2021E revenue growth less than 25%, last twelve month (“LTM”) gross margin greater than 50% and LTM adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) margin between 15% and 35% (collectively, the “Financial Profile Reference Companies”). LTM EBITDA was adjusted to add back stock-based compensation, depreciation and amortization, and one-time charges. The Industry Reference Companies and Financial Profile Reference Companies and related financial metric ($ in millions) and multiples were:

	Enterprise Value	EV / EBITDA
		CY20E		CY21E
Industry Reference Companies
Boston Scientific Corporation	$58,251.4	24.0x		17.0x
ResMed Inc.	31,403.3	30.3x		28.4x
Teladoc Health, Inc.	27,475.4	244.0x	*	112.6x	*
Laboratory Corporation of America Holdings	25,754.1	7.9x		8.5x
Quest Diagnostics Incorporated	20,162.5	8.6x		8.9x
Masimo Corporation	14,677.4	50.0x		44.6x
PRA Health Sciences, Inc.	8,964.7	18.4x		15.1x
Syneos Health, Inc.	9,464.8	15.1x		12.7x
Hill-Rom Holdings, Inc.	8,066.5	13.4x		13.3x
iRhythm Technologies, Inc.	6,360.4	NM		NM
Medpace Holdings, Inc.	5,368.4	28.8x		25.1x
AtriCure, Inc.	2,097.0	NM		NM
Financial Profile Reference Companies
Globus Medical, Inc.	$6,177.4	27.6x		19.7x
Integra LifeSciences Holdings Corporation	6,391.8	19.1x		16.3x
CONMED Corporation	4,017.1	25.9x		20.4x
NuVasive, Inc.	2,964.8	13.3x		9.9x
LeMaitre Vascular, Inc.	778.6	22.6x		19.2x

”

(e)	Deleting the first full paragraph on page 29 under the heading “(iv) Opinion of Raymond James & Associates, Inc.” and replacing such text with the following:

“Raymond James calculated various financial multiples for each selected company, including enterprise value (market value plus debt, plus preferred stock, plus minority interests, less cash and equivalents) compared to Wall Street research analysts’ projected EBITDA for the selected companies for calendar years ending December 31, 2020 and 2021, referred to as CY20E and CY21E. The estimates published by Wall Street research analysts were not prepared in connection with the Offer and Merger or at the request of Raymond James and may or may not prove to be accurate. Raymond James excluded outlier multiples that were above or below two standard deviations from the mean (designated with a “*”) and reviewed the resulting mean, median, reference high and reference low valuation multiples of the selected public companies and compared them to corresponding valuation multiples for BioTelemetry implied by the consideration to be received by holders of Shares (other than holders of Excluded Shares). The reference high value multiples were calculated by adding 15% to the higher of the mean and the median and the reference low valuation multiples were calculated by subtracting 15% from the lower of the mean and median. The results of the selected public companies analysis are summarized below:”

(f)	Deleting the second full paragraph on page 29 under the heading “(iv) Opinion of Raymond James & Associates, Inc.” and replacing such text with the following:

“Furthermore, Raymond James applied the mean, median, reference low and reference high valuation multiples for each of the metrics to BioTelemetry’s projected adjusted EBITDA for 2020 and 2021 and determined the implied equity price per Share and then compared those implied equity values per share to the Offer Price of $72.00 per share. The results of this are summarized below:”

(g)

Deleting the first full paragraph on page 30 under the heading “(iv) Opinion of Raymond James & Associates, Inc.”, including the headings “—Industry Reference Transactions” and “—Financial Profile Reference Transactions” and the bulleted lists thereunder that immediately follow such second full paragraph, and replacing such text with the following:

“Selected Transaction Analysis. Raymond James analyzed publicly available information relating to 22 selected acquisitions that closed since January 1, 2017 that it deemed relevant and for which financial information was publicly available. Fourteen of the transactions involved targets that develop patient monitoring or atrial fibrillation technologies, provide health-related services that Raymond James deemed relevant to BioTelemetry, or provide clinical research services with enterprise values greater than $100.0 million (collectively, the “Industry Reference Transactions”), eight of the transactions involved medical technology targets that Raymond James deemed relevant to BioTelemetry, with LTM revenue between $100.0 million and $1.5 billion, and LTM EBITDA greater than $25.0 million (collectively, the “Financial Profile Reference Transactions”), and prepared a summary of the relative valuation multiples paid in these transactions. The Industry Reference Transaction and the Financial Profile Reference Transactions used in the analysis (and the month and year such each transaction closed) and their related financial metric ($ in millions) and multiple included:

Closed Date	Target	Acquiror	Enterprise Value	Enterprise Value/LTM EBITDA
Industry Reference Transactions
Oct-20	Livongo Health, Inc.	Teladoc Health, Inc.	$18.257.0	NM
Oct-19	Medidata Solutions, Inc.	Dassault Systemes Americas Corp.	5,822.3	58.3x
Apr-19	CAS Medical Systems, Inc.	Edwards Lifesciences Corporation	104.9	NM
Feb-19	athenahealth, Inc.	Veritas Capital Fund Management, L.L.C	5,638.5	21.3x
Feb-19	Technology Business of MModal IP LLC	3M Company	1,000.0	10.0x
Nov-18	MatrixCare, Inc.	ResMed Inc.	750.0	25.0x
Oct-18	Envision Healthcare Corporation	KKR & Co. Inc.	10,418.6	9.7x
May-18	Advance Medical -Health Care Management S.A.	Teladoc Health, Inc.	352.0	176.0x*
Sep-17	PAREXEL	Pamplona Capital Management LLP	5,000.0	14.6x
Aug-17	Chiltern International Limited	Covance Inc.	1,200.0	12.6x
Aug-17	inVentiv Health	INC Research Holdings	4,510.0	15.4x
Jul-17	Best Doctors, Inc.	Teladoc Health, Inc.	440.0	67.7x*
Jun-17	LifeWatch AG	BioTelemetry, Inc.	280.0	19.9x
Jan-17	St. Jude Medical, Inc.	Abbott Laboratories	30,003.0	18.8x
Financial Profile Reference Transactions
Nov-20	Wright Medical Group N.V.	Stryker Corporation	$5,214.8	34.3x
Oct-19	Acelity, Inc.	3M Company	6,725.0	15.2x
Feb-19	DJO Global, Inc.	Colfax Corporation	3,150.0	11.7x
Feb-18	Exactech, Inc.	TPG Capital, L.P.	737.0	26.8x
Jan-18	Argon Medical Devices Holdings, Inc.	Weigao International Medical	850.0	12.5x
Oct-17	J&J’s Codman Neurosurgery Business	Integra LifeSciences Holdings	1,045.0	9.5x
Apr-17	BSN Medical Luxembourg Group Holding	Svenska Cellulosa Aktiebolaget	2,863.1	13.6x
Mar-17	Cynosure, Inc.	Hologic, Inc.	1,479.4	30.8x

”

(h)	Deleting the first full paragraph on page 31 under the heading “(iv) Opinion of Raymond James & Associates, Inc.” and replacing such text with the following:

“Raymond James examined valuation multiples of transaction enterprise values compared to the target companies’ LTM EBITDA for twelve months ended prior to announcement of the transaction, where such information was publicly available. Raymond James excluded outlier multiples that were above or below two standard deviations from the mean (designated with a “*”) and reviewed the resulting mean, median, reference low and reference high valuation multiples of the selected transactions and compared them to corresponding valuation multiples for BioTelemetry implied by the consideration to be received by holders of Shares (other than holders of Excluded Shares). Furthermore, Raymond James applied the mean, median, reference low and reference high valuation multiples to BioTelemetry’s actual trailing twelve months adjusted EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the consideration to be received by holders of Shares (other than holders of Excluded Shares). BioTelemetry’s EBITDA was adjusted to add back stock-based compensation, and other non-cash charges. The results of the selected transactions analysis are summarized below:”

(i)

Deleting the last full paragraph on page 31 and the paragraph beginning at the bottom of page 31 and ending at the top of page 32 under the heading “(iv) Opinion of Raymond James & Associates, Inc.” and replacing such text with the following:

“The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2025 as the final year for the analysis. Raymond James calculated terminal values for BioTelemetry by applying a range of perpetuity growth rates of 3.0% to 5.0% to calendar year 2025 unlevered free cash flow in order to derive a range of terminal values for BioTelemetry of $1.141 billion to $2.287 billion.

The projected unlevered free cash flows and terminal values were discounted using rates ranging from 10.0% to 12.0%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing BioTelemetry’s business plan. The resulting range of present enterprise values was adjusted by BioTelemetry’s current capitalization and divided by the number of fully diluted shares outstanding, 37.4 million, in order to arrive at a range of present values per share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for BioTelemetry implied by the consideration to be received by holders of Shares (other than holders of Excluded Shares). The results of the discounted cash flow analysis are summarized below:”

(j)	Deleting the second full paragraph on page 32 under the heading “(iv) Opinion of Raymond James & Associates, Inc.” and replacing such text with the following:

“Trading Analysis. Solely for informational purposes, Raymond James analyzed historical closing prices of BioTelemetry and compared them to the value of the proposed consideration to be paid to holders of Shares (other than holders of Excluded Shares). The results of this analysis are summarized below:”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTELEMETRY, INC.

By:	/s/ Heather C. Getz
Name:	Heather C. Getz
Title:	Executive Vice President, Chief Financial and Administrative Officer

Dated: January 26, 2021